EXHIBIT 99.1

Press Release   Source: WaterBank of America (USA) Inc.

WaterBank of America (USA) Inc. Signs Letter of Intent to Acquire Spring Located in the Province of Quebec, Canada

MIAMI, FL – August 23, 2007 -- WaterBank of America (USA) Inc. (OTC BB:WBKA.PK - News), a vertically integrated water company developing and marketing secured water products, announces that it has entered into a Letter of Intent providing it with a six-month option to acquire a spring located in the Province of Quebec, Canada for cash. The successful completion of this acquisition will enable WaterBank to build additional revenue streams and complement its flagship spring water ice cube product ICEROCKS®. In connection with the closing of the acquisition, the Company will obtain a Provincial Permit to extract more than 167,000,000 liters/year of water and raw land exceeding 98 acres. The closing of the acquisition is subject to customary due diligence and conditions precedent.

The Company has received a number of awards, including two of the bottled water industry's highest awards from the International Bottled Water Association (IBWA) for excellence in print and Internet presentation.

"We are very pleased with the recently signed Letter of Intent enabling us to move forward with the acquisition of the spring located in the Province of Quebec, Canada, which is another step in our continuing development program to acquire significant spring water source assets in North America," describes WaterBank President and CEO, Michel P. Pelletier.

For full disclosure, please refer to our SEC filings at www.sec.gov.

WaterBank of America (USA) Inc. specializes in the manufacture and distribution of its branded ICEROCKS® ice cubes in innovative, secure and convenient packaging, and the accumulation of fresh water assets through investment in spring sources in Canada and the United States. For more information, please visit: www.icerocks.com.

Forward-Looking Statements Disclaimer:

Certain statements contained in this release, including products, as well as statements containing words like "believes," "estimate," "expects," "anticipates," "target," "plans," "will," "could" and other similar expressions, are forward-looking statements that involve a number of risks and uncertainties. Factors that could cause actual results to differ materially from those projected in the company's forward-looking statements include the following: capital market risks, our ability to raise additional capital when needed; market acceptance of our products; our financial and technical resources relative to those of our competitors; government regulation of our products; our ability to enforce our intellectual property rights and protect our proprietary technologies; the ability to obtain additional spring sources; the timing of commercial product launches and delays in product development; the ability to achieve key technical milestones in key products; dependence on third parties to develop, manufacture, sell and market our products; potential product liability claims, risks related to our business and the market for its equity and other risk factors identified from time to time in the company's SEC reports and other filings. Except as expressly required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changes in circumstances or any other reason.

Contact:

Mr. Michel P. Pelletier
President & CEO
Email: mpp@icerocks.com

WaterBank of America (USA) Inc.
1395 Brickell Avenue, Suite 1020
Miami, Florida, 33131, USA
Telephone: (786) 597-5282
Fax: (786) 513-0858
http://www.waterbankofamerica.com; www.icerocks.com